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FOR IMMEDIATE RELEASE

                   ACQUISITION OF INTERESTS IN PROEIN AND PYRO
                   -------------------------------------------

LONDON, JULY 30, 1999 -- EIDOS PLC (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announces the acquisition, on July 29, 1999 of an effective 25% of the share capital of the Spanish developer Pyro Studios SL ("Pyro") and 75% of the share capital of the related Spanish distributor, Proein SA ("Proein"). The total consideration is approximately $23 million ((pound)14.5 million) together with an additional amount up to $5 million contingent on the net asset value of Proein. The acquisition is to be financed from existing cash resources and banking facilities and is due in full on completion.

SUMMARY


- Pyro is the Madrid based developer of Commandos: Behind Enemy Lines and its subsequent mission disk, Commandos: Beyond the Call of Duty. These two products combined have sold in excess of 1.3 million units world-wide since June 1998. Commandos: Behind Enemy lines was the second largest selling PC CD-Rom title Europe in 1998 in revenue terms, behind Tomb Raider III.

-        Proein is a well established Spanish distributor based also in Madrid.
         The existing management team will continue to be responsible for operational matters.

- The acquisition of a minority interest in Pyro will enhance Eidos' strength in software development for the future.

- The Directors of Eidos expect that the enlarged group will benefit from:

         -        long-term content partnership on franchise titles,

         - a stronger publishing presence in one of Europe's fastest growing markets,

         -        the extension of the Eidos studio model to Pyro, and

- The Directors expect that the deal will be earnings enhancing, before amortisation of goodwill, in the year to March 31, 2000.

Commenting on the acquisition, Charles Cornwall, CEO of Eidos, said:
"We are delighted to have this opportunity to build on our relationship with Proein and Pyro. The global success of the Commandos titles demonstrates the management team's ability to create hit products. We have every faith in their ability to continue that development success whilst maintaining the integrity of their distribution business."

Juan Antonio Perez Ramirez, President of Proein and Pyro, said:
"We are very excited about this opportunity to strengthen our links with Eidos. Their financial strength and global sales and marketing network will enable us to significantly expand our development capabilities. Also, the company will retain and build on its status as an independent and neutral distributor in the Spanish entertainment software market. The existing management team and business philosophy will remain in place."

INFORMATION ON PYRO AND PROEIN
Pyro Studios, founded in Madrid, Spain in March 1997, is a leading European developer of interactive entertainment software for the PC market. Its only titles released to date have been Commandos: Behind Enemy Lines and its mission disk Commandos: Beyond the Call of Duty. Commandos: Behind Enemy Lines was the second largest selling title in Europe in 1998 by revenue terms.

                                   Exhibit E-1

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Pyro currently employs in excess of 75 development staff working on three products due for release over the next 18 months. These titles include a sequel to Commandos for release on PC and PlayStation, whilst the two other titles are for release on PC and next-generation consoles.

SUMMARY FINANCIAL INFORMATION

The net assets of Proein as at December 31, 1998 were Ptas 639 million ((pound)2.56 million) and the profit before tax for the year then ended was Ptas 549 million ((pound)2.2 million). The net assets of Pyro as at December 31, 1998 were Ptas 17 million ((pound)0.07 million) and the profit before tax for the year then ended was Ptas 27 million ((pound)0.1 million).

BACKGROUND TO AND REASONS FOR THE ACQUISITION
---------------------------------------------

The Directors feel that Eidos will benefit from the following:

LONG TERM CONTENT PARTNERSHIP WITH PYRO

The interactive entertainment software market is "hit driven" with participants making much of their profit from a relatively small number of very successful products. Commandos is Eidos' second biggest selling product behind the Tomb Raider franchise. Commandos: Behind Enemy Lines was the second largest PC selling title by revenue in Europe in 1998, behind the largest selling PC title, Tomb Raider III. The title and its mission disc have now sold in excess of 1.3 million units world-wide. Eidos already has the publishing rights to Commandos 2 and this deal will secure long term content partnership with Pyro for this extremely valuable franchise.

STRONGER PUBLISHING PRESENCE IN ONE OF EUROPE'S FASTEST GROWING MARKETS

The acquisition of the stakes in Proein and Pyro will strengthen Eidos' publishing activitieswith a direct presence in Europe's sixth largest market. As the entertainment market continues to expand, territories such as Spain, Australia, Scandinavia and Italy are now viable markets for a publishing presence.

EXTENSION OF THE EIDOS STUDIO MODEL TO PYRO

Eidos believes that its model of partnering with independent development studios establishes a creative and inspiring working environment that attracts and keeps top quality, proven development groups for long term relationships. Eidos is taking a minority interest in Pyro with the intention of allowing Pyro to benefit from the upside of their work whilst being able to benefit from the centralised support available from Eidos.

INFORMATION ABOUT EIDOS

Eidos is one of Europe's largest publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PlayStation and multimedia PC markets in the US, the UK, Europe and Asia. Eidos' original roots lay in software research and development in the field of video compression technology.

On May 27, 1999 Eidos announced its results for the year ended March 31, 1999. Sales for the year were (pound)226.3 million (1997: 137.2 million) and profit before tax was (pound)37.9 million (1997: (pound)16.5 million).

CONTACT:
Charles Cornwall, CEO:                                     011 44 181  636 3000
Mike McGarvey, COO:                                        011 44 181  636 3000
Jeremy Lewis, CFO:                                         011 44 181  636 3000



                                   Exhibit E-1

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Neil Camp, Binns & Co:                                     011 44 171  786 9600
Ryan Barr / Lenny Santiago, Brainerd Communicators:        212 986 6667

                                   Exhibit E-1